SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM N-18F-1

NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1 UNDER THE
INVESTMENT COMPANY ACT OF 1940

THE HARTFORD ALTERNATIVE STRATEGIES FUND

NOTIFICATION OF ELECTION

The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.

Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the city of Hartford and state of Connecticut on the 12th day of October 2011.

The Hartford Alternative Strategies Fund

By:	/s/ Edward P. Macdonald
Edward P. Macdonald
Vice President, Secretary and Chief
Legal Officer

Attest:

By:	/s/ Elizabeth L. Schroeder
Elizabeth L. Schroeder
The Hartford Alternative Strategies Fund
Vice President